Simpson Thacher & Bartlett LLP
900 G STREET NW WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number 202-440-2526	E-mail Address jonathan.corsico@stblaw.com

May 6, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Manion and Soo Im-Tang

Re:	Portman Ridge Finance Corporation
Registration Statement on Form N-14 (File No. 333-285230)
Dear Mr. Manion and Ms. Im-Tang:
On behalf of Portman Ridge Finance Corporation (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form N-14 initially filed by the Fund with the SEC on February 25, 2025 (the “Initial Filing”) and as amended by the Pre-Effective Amendment No. 1 filed with the SEC on April 18, 2025 (“Amendment No. 1” and, together with the Initial Filing and Amendment No. 2, the “Registration Statement”) and are providing the following responses to the comments received by telephone from the Staff on April 24, 2025. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, and all capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.
1.Comment: Please ensure that an applicable hyperlink is included wherever the Registration Statement incorporates another filing by reference (e.g., the reference to PTMN’s Form 10-K for its fiscal year ended December 31, 2024 in the section entitled “Financial Highlights of PTMN”).
Response: In response to the Staff’s comment, the Fund has included applicable hyperlinks wherever the Registration Statement incorporates another filing by reference, including on pages 26, 35, 62, 114, 132, 133, 134, 135, 150, 151, 152, 153, 172, 184, 188 and 189 of Amendment No. 2.
2.Comment: With respect to the sections entitled “Financial Highlights of LRFC” and “Senior Securities of LRFC”, please ensure that the filings incorporated by reference provide ten years of applicable data in respect of LRFC.
Response: In response to the Staff’s comment, the Fund has now incorporated by reference LRFC’s Form 10-K for its fiscal year ended December 31, 2019 in these sections. Thus, these sections now incorporate by reference filings that, taken together, provide ten years of applicable data in respect

Securities and Exchange Commission	May 6, 2025
of LRFC, i.e., (i) LRFC’s Form 10-K for its fiscal year ended December 31, 2024, which provides data in respect of LRFC’s fiscal years ended December 31, 2024, December 31, 2023, December 31, 2022, December 31, 2021 and December 31, 2020, and (ii) LRFC’s Form 10-K for its fiscal year ended December 31, 2019, which provides data in respect of LRFC’s fiscal years ended December 31, 2019, December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015.
3.Comment: With respect to the Form 10-K hyperlink used in the section entitled “Incorporation by Reference for PTMN”, please update the hyperlink to direct readers to the Form 10-K filing for PTMN’s fiscal year ended December 31, 2024.
Response: In response to the Staff’s comment, the Fund has inserted a revised hyperlink on page 188 of Amendment No. 2.
4.Comment: With respect to the Form 10-K hyperlink used in the section entitled “Incorporation by Reference for LRFC”, please update the hyperlink to direct readers to the Form 10-K filing for LRFC’s fiscal year ended December 31, 2024.
Response: In response to the Staff’s comment, the Fund has inserted a revised hyperlink on page 189 of Amendment No. 2.
5.Comment: The Staff reminds the Fund that new consents will be required to be filed as Exhibits (14)(a) and (14)(b) to Amendment No. 2 if Amendment No. 2 is filed more than 30 days after the filing date of Amendment No. 1.
Response: In response to the Staff’s comment, the Fund respectfully notes that, given Amendment No. 2 was filed on May 6, 2025, which is within 30 days after the filing date of Amendment No. 1 on April 18, 2025, new consents will not be required to be filed as Exhibits (14)(a) and (14)(b) to Amendment No. 2.

Please call Rajib Chanda at 202-636-5543, Steven Grigoriou at 202-636-5592 or me at 202-440-2526 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan L. Corsico
Jonathan L. Corsico

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Steven Grigoriou, Simpson Thacher & Bartlett LLP
2